

May 30, 2014

Via E-mail
Randolf F. Kassmeier, Esq.
Investar Holding Corporation
7244 Perkins Road
Baton Rouge, LA 70808

    Re: **Investar Holding Corporation**
                Registration Statement on Form S-1
                Filed May 16, 2014
                File No. 333-196014

Dear Mr. Kassmeier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 16, 2014

General

1.   Please publicly disseminate your previous draft registration statement no later than 21 days before the date on which you conduct your road show. Refer to page 28 of http://www.sec.gov/divisions/corpfin/guidance/drsfilingprocedures.pdf.

Dividend Policy, page 34

2.   We note your revisions in response to comment 11 in our letter dated April 9, 2014 and reissue in part. Please disclose in this section the total amount of your subordinated debt (and related trust preferred securities), as well as the payment schedule and installment amount due for all securities which rank senior to the common stock you are registering, and may therefore restrict your ability to pay dividends.

Allowance for Loan Losses, page 76

3.   Please revise disclosure on page 78 for both your allocation of the allowance for loan losses by loan category and your table of the amount of the allowance for loan losses allocated to each loan category as a percentage of total loans to include historical information as of December 31, 2013.

Exhibit Index

4.   Please file all outstanding exhibits, including the legality opinion, with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　　You may contact John Spitz, Staff Accountant at (202) 551-3484 or Amit Pande, Accounting Branch Chief at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3464 with any other questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　/s/ Kathryn McHale

　　　　　　　　　　　　　　　　　　　　Kathryn McHale
　　　　　　　　　　　　　　　　　　　　Senior Staff Attorney

cc:　　Via E-mail
　　　　Mark W. Jeanfreau, Esq.